Dear Investor,

In the past few weeks, you received notification of a Special Meeting of Shareholders of Dreyfus Family of Funds requesting that you review proxy materials and vote on the important proposals affecting your investment in the Fund. Due to a processing error at our mailing agent, we are not able to process any votes associated with the control numbers previously assigned. If you have voted, we request that you take a few minutes to vote again using the control number found in this package.

We have worked with our mailing agent to rectify this situation and are confident that your vote will be processed without compromise.

We sincerely apologize for any inconvenience that this may have caused for you.